Ascend Telecom Holdings Limited
Clifton House
75 Fort Street
Grand Cayman KY1-1108, Cayman Islands

January 4, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ascend Telecom Holdings Limited
Request to Withdraw Registration Statement on Form F-4
Registration No. 333-205872

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Ascend Telecom Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-4 (Registration No. 333-205872) together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was filed by the Company to register its Ordinary Shares, par value $1.00 per share (the “Ordinary Shares”) in connection with the business combination transaction contemplated by an Agreement and Plan of Merger (the “Merger Agreement”), dated July 23, 2015 and amended on August 19, 2015, by and among the Company, Ascend Telecom Infrastructure Private Limited, a private limited company organized under the laws of India, ROI Acquisition Corp. II, a Delaware company, and NSR-PE Mauritius LLC, a Mauritius private company limited by shares.

The Company is requesting such withdrawal because the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement were not satisfied and, as a result, such transactions were not consummated and the Merger Agreement was terminated on November 2, 2015. No securities were sold, issued or otherwise distributed or will be sold, issued or otherwise distributed under the Registration Statement. The Registration Statement was originally filed with the Commission on July 27, 2015 and was declared effective on October 1, 2015.

Because the Merger Agreement was terminated and the proposed offering of the Ordinary Shares under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Securities Act Rule 477(a). Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information please contact John T. Owen of Jones Day at (212) 326-7874. Thank you for your assistance with this application for withdrawal.

Sincerely,

Ascend Telecom Holdings Limited

By:	/s/ Sushil Kumar Chaturvedi
	Name:	Sushil Kumar Chaturvedi
	Title:	Chief Executive Officer

cc:	John T. Owen, Esq. (Jones Day)